UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding resolution passed at 2021 first extraordinary general meeting of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on November 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: November 18, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTION PASSED AT

2021 FIRST EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the resolution set out in the Notice was duly passed by the shareholders at the EGM held on 16 November 2021.

Reference is made to the notice of meeting of 2021 first extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 29 September 2021 (the “Notice”). Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Notice.

The Board is pleased to announce that the EGM was held at the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC at 9:00 a.m. on 16 November 2021 and the resolution set out in the Notice was duly passed by poll by the attending Shareholders and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. After election by more than one half of the Directors, Mr. Zhao Keyu (Chairman) presided over the Meeting as the chairman of the Meeting.

5 out of 15 directors of the Company attended the Meeting. Wang Kui (Director), Teng Yu (Director), Mi Dabin (Director), Cheng Heng (Director), Li Haifeng (Director), Lin Chong (Director) and Xu Mengzhou (independent non-executive Director), Liu Jizhen (independent non-executive Director), Zhang Xianzhi (independent non-executive Director), Xia Qing (independent non-executive Director) were unable to attend the Meeting due to other work reasons; 1 out of 6 of the Supervisors of the Company attended the Meeting; Li Shuqing (Supervisor), Mu Xuan (Supervisor), Xia Aidong (Supervisor), Gu Jianguo (Supervisor), Xu Jianping (Supervisor) were unable to attend the Meeting due to other work reasons; the Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE EGM

As at the record date (i.e. 16 November 2021), there were totally 15,698,093,359 shares of the Company entitled to attend the EGM to vote for or against the resolution tabled thereat. Details of the shareholders and their proxies who attended the EGM which are set out below:

1. Number of Shareholders and proxies who attended the Meeting (person(s))		64
Of which:	A Shares	60
	H Shares	4
2. Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)		9,961,965,754
Of which:	A Shares	8,675,708,264
	H Shares	1,286,257,490
3. Percentage of the total number of Shares held by Shareholders and proxies who attended the Meeting relative to the total number of Shares carrying voting rights of the Company (%)		63.459718
Of which:	A Shares (%)	55.266000
	H Shares (%)	8.193718

According to the Hong Kong Listing Rules, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation, China Hua Neng Group Hong Kong Limited, China Huaneng Group Treasury Management (Hong Kong) Limited and China Huaneng Finance Corporation Limited, being connected persons (shareholders of the Company who are involved in or interested in the transactions as contemplated by the following resolution considered at the EGM), holding an aggregate of 7,286,576,866 ordinary shares of the Company, representing approximately 46.42% of the total issued shares of the Company as at the record date, were required to abstain and had abstained from voting on the resolution No.1 tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolution proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTION AT THE EGM

As considered by Shareholders and their respective proxies attending the EGM, relevant resolution was voted by way of a combination of on-site voting and online voting. The voting results of the EGM are set out as follows:

Ordinary Resolution		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
1.	To consider and approve the proposal regarding the increase of the annual cap of the continuing connected transactions for 2021 between the Company and Huaneng Group	A Shareholders	1,978,832,200	99.302705	13,895,198	0.697295	0	0.000000	Passed
		H Shareholders	745,013,235	89.088976	90,902,895	10.870204	341,360	0.040820
		All Shareholders	2,723,845,435	96.283492	104,798,093	3.704441	341,360	0.012067

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolution numbered 1 is ordinary resolution and was passed by more than 50% of the total number of shares carrying voting rights held by those who attended the EGM in person or by proxies.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The EGM was attended and witnessed by Mr. Bian Hao and Ms. Shi Jinning, lawyers from Haiwen & Partners, which had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the EGM of the Company, the eligibility of the persons attending the EGM and the voting procedures for the EGM were in compliance with the stipulations of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

17 November 2021